UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras signs contract for the sale of E&P assets in Alagoas

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Rio de Janeiro, July 5, 2021 – Petróleo Brasileiro S.A. – Petrobras, following up on the release disclosed on June 30, 2021, informs that it signed today with the company Petromais Global Exploração e Produção S.A. (Petro+) the agreement for the sale of the totality of its stake in a set of seven onshore and shallow water concessions denominated Alagoas Cluster, located in the state of Alagoas.

The total sale amount is US$ 300 million, of which: (a) US$ 60 million paid on this date and; (b) US$ 240 million to be paid at the closing of the transaction. The amounts do not consider adjustments due until the closing of the transaction, which is subject to compliance with certain precedent conditions, such as approval by the National Petroleum, Natural Gas and Biofuels Agency (ANP).

This disclosure complies with Petrobras’ internal rules and is aligned with the provisions of the special procedure for assignment of rights on exploration, development and production of oil, natural gas and other fluid hydrocarbons, provided for in Decree 9,355/2018.

This transaction is in line with the portfolio optimization strategy and the improvement of the company’s capital allocation, increasingly concentrating its resources in world-class assets in deep and ultra-deep waters, where Petrobras has demonstrated great competitive edge over the years.

About Alagoas Cluster

The Alagoas Cluster comprises seven production concessions, being six onshore (Anambé, Arapaçu, Cidade de São Miguel dos Campos, Furado, Pilar, and São Miguel dos Campos) and the Paru field concession located in shallow waters, with a water depth of 24 meters.

The cluster average production from January to May 2021 was 1.9 thousand bpd of oil and condensate and 602 thousand m³/d of gas, generating 0.9 thousand bpd of NGL (natural gas liquids).

In addition to the fields and their production facilities, the Natural Gas Processing Unit of Alagoas, whose processing capacity is 2 million cubic meters per day, is included in the transaction, which is responsible for processing 100% of the cluster gas and generating NGL.

About Petro+

Petro+ is a Brazilian energy integration company involved in the exploration, production, and marketing of oil and natural gas from onshore fields and in thermoelectric power generation projects. Currently, the Petro+ Group operates nine concessions in the Espírito Santo, Potiguar, Recôncavo, and Tucano Sul Basins. The investment fund PSS Energy Fund, managed by Prisma Capital Ltda, is Petro+'s controlling shareholder.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 5, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer